On December 12, 2003, the Series Portfolio received a copy of a complaint (the Complaint) filed in the United States Bankruptcy Court for the Southern District of New York styled Enron Corp.
v. J.P. Morgan Securities, Inc. et al. The Complaint names as defendants the Inflation-Protected Securities Portfolio (formerly, the Intermediate Government Bond Portfolio) and the Value &
Income Portfolio (the Subject Portfolios) and alleges that
Enron Corp. (Enron) transferred to the defendants, including the Subject Portfolios, over $1 billion in the aggregate for the purpose of prepaying certain commercial paper issued by Enron
(the Notes) and held by the defendants prior to the filing by Enron for bankruptcy protection under Chapter 11 of Title 11 of the Bankruptcy Code (the Bankruptcy Code). The Complaint seeks to hold the defendants, including the Subject Portfolios, liable for these transfers as preferential transfers or as fraudulent transfers under the Bankruptcy Code. Although the Complaint does not specify the amount of each transfer in dispute, it appears that the sale by the Inflation-Protected Securities Portfolio of approximately $2.4 million of the Notes on or about October 30, 2001 and the sale by the Value & Income Portfolio of approximately $10.3 million of the Notes on or about October 30, 2001 are in dispute. The Complaint seeks to require the Subject Portfolios to repay to Enron the full amounts of these transfers, in which event the Subject Portfolios would be granted unsecured claims against the Enron bankruptcy estate in the amounts of the repayments. The Subject Portfolios moved to dismiss all counts of the Complaint, contending, among other things, that section 546(e) of the Bankruptcy Code provides a complete defense. The Bankruptcy Court denied the motion on July 1, 2005. Accordingly, the Subject Portfolios filed an answer to the Complaint on July 29, 2005. Fact discovery closed on September 21, 2007; expert discovery is underway. Expert depositions commenced on January 31, 2008.
The Subject Portfolios and their counsel have reviewed the Subject Portfolios records concerning the factual background of the allegations in the Complaint, and have considered remaining potential defenses to the allegations in the Complaint. Because expert discovery is still ongoing, the Subject Portfolios are unable to predict whether Enron will prevail, in whole or in part, in its claims against the Subject Portfolios, and therefore have not recorded a liability in the financial statements for any potential loss. Though the Subject Portfolios continue to defend against the allegations made against them in the Complaint, it should be noted that certain other similarly situated defendants have chosen to settle the claims raised against them.

There continues to be significant federal and state regulatory activity relating to financial services companies, particularly mutual fund companies and their investment advisors. As part of an ongoing investigation regarding potential market timing, recordkeeping and trading compliance issues and matters affecting the Series investment advisor, TAM, and certain affiliates and former employees of TAM, the SEC staff has indicated that it is likely to take some action against TAM and certain of its affiliates at the conclusion of the investigation. The potential timing and the scope of any such action is difficult to predict. Although the impact of any such action brought against TAM and/or its affiliates is difficult to assess at the present time, the Series currently believe that the likelihood that any such action will have a material adverse impact is remote. It is important to note that the Series are not aware of any allegation of wrongdoing against them and their Board at the time this annual report is printed. Although it is not anticipated that these developments will have an adverse impact on the Series, there can be no assurance at this time. TAM and its affiliates are actively working with the SEC in regard to this matter; however, the exact resolution cannot be determined at this time. TAM will take such actions that it deems necessary or appropriate to continue providing management services to the Series and to bring all matters to an appropriate conclusion.

TAM and/or its affiliates, and not the Series, will bear the costs regarding the regulatory matters.